FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated April 23, 2008

Document 2 Material Change Report dated April 23, 2008

Document 3 News Release dated April 30, 2008

Document 4 Material Change Report dated April 30, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

April 23, 2008 TSXV: AGX

Amador Gold Retains AGORACOM to Provide Investor Relations,
Social Network and Google Search Engine Program

Amador Gold Corp. (TSX-V: AGX) is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") to provide online investor relations services, a Web 2.0 social network for shareholders and Tier-1 awareness through the world’s largest websites for the purpose of attracting new shareholders.

Online Investor Relations Maximizes Speed, Transparency and Access to Company

In response to overwhelming data representing the online research and communications habits of small-cap investors, Amador Gold Corp. ("Amador Gold") has turned the primary focus of its investor relations to the web via the AGORACOM system to facilitate faster and more accessible communications with both current and prospective shareholders around the world.

Effective May 1, 2008, a customized and monitored Amador Gold IR HUB will be available on AGORACOM at www.agoracom.com/ir/amador. The IR HUB will allow both Amador Gold and AGORACOM to communicate with all investors simultaneously, anytime and in near real-time. The IR HUB will also provide management with the ability to extend communications beyond text via audio messages, video presentations, webcasts and podcasts. In addition to traditional e-mail, investors will also have the ability to receive all communications via RSS feed.

Launch of Amador Gold Community

The Amador Gold IR HUB propels the Company into the forefront of the Web 2.0 community by providing investors with two very important functions. First, a monitored discussion forum for the purposes of constructive and high-quality discussion among investors that is free of spam, profanity and misinformation. Second, a social network that provides investors with the ability to create extensive profiles that include photos, bios, video messages to fellow investors, a rating system and other important items to create a closer bond between shareholders.

Amador Gold President and CEO, Richard Hughes states, "I believe the time has now come to significantly increase our communications with both existing shareholders and the massive online small-cap community of investors who are searching for their next great investment. I strongly encourage our shareholders to begin taking advantage of our new online IR system, which demonstrates we are a fully accessible organization with a great story to tell".

Tier-1 Exposure and Awareness

As an exclusive provider of "Small-Cap Centres – Powered by AGORACOM" to Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all significant Amador Gold press releases for the purposes of attracting new and prospective shareholders.

In addition, AGORACOM will be launching a search engine IR Program via Google and Yahoo that specifically targets prospective small-cap investors across North America. These small-cap search engine programs are exclusive to AGORACOM, with creation and management coming from Yahoo and Google personnel directly.

The terms of the agreement are as follows: Duration - 12 months. Monthly Cash Compensation - $8,000, (+ GST). This agreement has been negotiated entirely at arm's length. AGORACOM is based out of Toronto, Ontario.

Shareholders are encouraged to visit our IR Hub at www.agoracom.com/ir/amador where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

About AGORACOM

AGORACOM Investor Relations (www.agoracomIR.com) is North America's largest online investor relations firm for small-cap companies. They have partnered with the world’s biggest Internet companies including Yahoo, AOL, Google and Blackberry to market their clients to a massive audience of new small-cap investors, and have served over 200 companies since 1997.

AGORACOM Investor Relations has displaced the telephone and e-mail as primary IR communications devices. Their IR HUB delivers two-way investor relations in near real-time that is 24/7/365 accessible to shareholders around the world and goes far beyond text by offering both audio and video communications.

AGORACOM (www.agoracom.com) is North America’s only small-cap community built to serve the needs of serious small-cap and micro-cap investors. No rumours, profanity, stock bashing or hyping. Their traffic ranking is above the top 1% of all websites around the world.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, copper/nickel and diamond deposits. During the last few years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada, with a strong focus in Ontario. Amador Gold’s properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

CONTACT INFORMATION

Corporate Inquiries

Kevin Hull

Investor Relations

(604)-685-2222

Email: info@amadorgoldcorp.com

Website: www.amadorgoldcorp.com

AGORACOM Investor Relations
Email: AGX@agoracom.com

Website: http://www.agoracom.com/ir/amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

　MATERIAL CHANGE REPORT

To:    British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – April 23, 2008.

Item 3. News Release – News Release issued April 23, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") Retains AGORACOM to Provide Investor Relations, Social Network and Google Search Engine Program

Item 5. Full Description of Material Change

Amador Gold Corp. (TSX-V: AGX) is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") to provide online investor relations services, a Web 2.0 social network for shareholders and Tier-1 awareness through the world’s largest websites for the purpose of attracting new shareholders.

Online Investor Relations Maximizes Speed, Transparency and Access to Company

In response to overwhelming data representing the online research and communications habits of small-cap investors, Amador Gold Corp. ("Amador Gold") has turned the primary focus of its investor relations to the web via the AGORACOM system to facilitate faster and more accessible communications with both current and prospective shareholders around the world.

Effective May 1, 2008, a customized and monitored Amador Gold IR HUB will be available on AGORACOM at www.agoracom.com/ir/amador. The IR HUB will allow both Amador Gold and AGORACOM to communicate with all investors simultaneously, anytime and in near real-time. The IR HUB will also provide management with the ability to extend communications beyond text via audio messages, video presentations, webcasts and podcasts. In addition to traditional e-mail, investors will also have the ability to receive all communications via RSS feed.

Launch of Amador Gold Community

The Amador Gold IR HUB propels the Company into the forefront of the Web 2.0 community by providing investors with two very important functions. First, a monitored discussion forum for the purposes of constructive and high-quality discussion among investors that is free of spam, profanity and misinformation. Second, a social network that provides investors with the ability to create extensive profiles that include photos, bios, video messages to fellow investors, a rating system and other important items to create a closer bond between shareholders.

Amador Gold President and CEO, Richard Hughes states, "I believe the time has now come to significantly increase our communications with both existing shareholders and the massive online small-cap community of investors who are searching for their next great investment. I strongly encourage our shareholders to begin taking advantage of our new online IR system, which demonstrates we are a fully accessible organization with a great story to tell".

Tier-1 Exposure and Awareness

As an exclusive provider of "Small-Cap Centres – Powered by AGORACOM" to Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all significant Amador Gold press releases for the purposes of attracting new and prospective shareholders.

In addition, AGORACOM will be launching a search engine IR Program via Google and Yahoo that specifically targets prospective small-cap investors across North America. These small-cap search engine programs are exclusive to AGORACOM, with creation and management coming from Yahoo and Google personnel directly.

The terms of the agreement are as follows: Duration - 12 months. Monthly Cash Compensation - $8,000, (+ GST). This agreement has been negotiated entirely at arm's length. AGORACOM is based out of Toronto, Ontario.

Shareholders are encouraged to visit our IR Hub at www.agoracom.com/ir/amador where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

About AGORACOM

AGORACOM Investor Relations (www.agoracomIR.com) is North America's largest online investor relations firm for small-cap companies. They have partnered with the world’s biggest Internet companies including Yahoo, AOL, Google and Blackberry to market their clients to a massive audience of new small-cap investors, and have served over 200 companies since 1997.

AGORACOM Investor Relations has displaced the telephone and e-mail as primary IR communications devices. Their IR HUB delivers two-way investor relations in near real-time that is 24/7/365 accessible to shareholders around the world and goes far beyond text by offering both audio and video communications.

AGORACOM (www.agoracom.com) is North America’s only small-cap community built to serve the needs of serious small-cap and micro-cap investors. No rumours, profanity, stock bashing or hyping. Their traffic ranking is above the top 1% of all websites around the world.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 23rd day of April 2008.

Document 3

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

April 30, 2008 TSXV: AGX

　REVELL and NORBERG PROPERTIES ACQUIRED

Vancouver, British Columbia – Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Revell and Norberg properties. Both properties have the potential to host base metal (nickel or copper/zinc/lead) and gold/silver mineralization.

The Revell property, consisting of 8 claims (114 units) located in the Revell and Hyndman Townships, Kenora Mining Division, is accessible by road and is approximately 50 km southeast of Dryden, Ontario. Consideration for the property consists of $100,000 and 250,000 shares, payable over three years. There is a 2% net smelter return payable, 1% of which may be purchased for $1,000,000.

The Norberg property, consisting of 2 claims (21 units), is adjacent to Amador’s East Breccia property located in Norberg Township, Sault Ste. Marie Mining Division. The property is accessible by road and is approximately 65 km north of Sault Ste. Marie. Consideration for the property consists of $42,000 and 195,000 shares, payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $600,000.

Amador also announces that it has granted 5,231,000 options to directors, officers, employees and consultants of the Company at an exercise price of $0.22 per share for a period of five years.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, copper/nickel and diamond deposits. During the last few years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada, with a strong focus in Ontario. Amador Gold’s properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

For further information contact: Alan Campbell, Hughes Exploration Group
Phone: (604) 685-2222

Or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with our Company Chairman and President.

　The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – April 30, 2008.

Item 3. News Release – News Release issued April 30, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Revell and Norberg properties.

Item 5. Full Description of Material Change

Amador is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Revell and Norberg properties. Both properties have the potential to host base metal (nickel or copper/zinc/lead) and gold/silver mineralization.

The Revell property, consisting of 8 claims (114 units) located in the Revell and Hyndman Townships, Kenora Mining Division, is accessible by road and is approximately 50 km southeast of Dryden, Ontario. Consideration for the property consists of $100,000 and 250,000 shares, payable over three years. There is a 2% net smelter return payable, 1% of which may be purchased for $1,000,000.

The Norberg property, consisting of 2 claims (21 units), is adjacent to Amador’s East Breccia property located in Norberg Township, Sault Ste. Marie Mining Division. The property is accessible by road and is approximately 65 km north of Sault Ste. Marie. Consideration for the property consists of $42,000 and 195,000 shares, payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $600,000.

Amador also announces that it has granted 5,231,000 options to directors, officers, employees and consultants of the Company at an exercise price of $0.22 per share for a period of five years.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 30th day of April 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: April 30, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary